May 6, 2019

Jennifer L. Good
President and Chief Executive Officer
Trevi Therapeutics, Inc.
195 Church Street, 14th Floor
New Haven, CT 06510

       Re: Trevi Therapeutics, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 6, 2019
           File No. 333-230745

Dear Ms. Good:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed May 6, 2019

Prospectus Summary
The Offering
Common stock offered in the concurrent private placement, page 8

1. We note you have stated the number of shares outstanding after the offering assuming completion of the proposed concurrent private placement. Please revise your disclosure here and elsewhere in your registration statement, including the Summary Consolidated
       Financial Data, Use of Proceeds, Capitalization and Dilution sections, to remove the stated
       dollar and share impact of the concurrent private placement that assumes its completion.
       In this regard, the completion of the proposed concurrent private placement is not considered factually supportable.
 Jennifer L. Good
Trevi Therapeutics, Inc.
May 6, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameJennifer L. Good
                                                           Division of
Corporation Finance
Comapany NameTrevi Therapeutics, Inc.
                                                           Office of Healthcare
& Insurance
May 6, 2019 Page 2
cc:       Stuart M. Falber, Esq.
FirstName LastName